**TENNYSON**
**NETWORKS LIMITED**

ACN 009 805 298

14 March 2002

02015853

By Facsimile
0015 1 202 942 9624
35 pages

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

02 MAR 14 AM 8:07

Dear Sir/Madam

**Re: Tennyson Networks Limited - File # 82-5138**

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Tennyson Networks Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since 13 December 2000, the date of its application for an exemption from Rule 12g3-2(b) of the Securities Exchange Act:

1. Announcement to ASX dated 13 March 2002 re half yearly Report.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned at +61 3 8558 0424.

Yours sincerely

R.A. PULLIA
Company Secretary

Enclosure

Tel: 61 3 8558 0424
Fax: 61 3 8558 0484
email: tny@tennyson.com.au
14 Business Park Drive, Notting Hill,
Victoria 3168 Australia

dlw 3/14

*Rules 4.1, 4.3*

# Appendix 4B (rule 4.13(b))

## Half yearly report

Introduced 1/7/2000. Amended 30/9/2001.

Name of entity

TENNYSON NETWORKS LIMITED

| ABN | Half yearly *(tick)* | Preliminary final *(tick)* | Half year ended ('current period') |
|---|---|---|---|
| 98 009 805 298 | ✓ | | 31 December 2001 |

## For announcement to the market

*Extracts from this report for announcement to the market (see note 1).*

| | | | | $A'000 |
|---|---|---|---|---|
| Revenues from ordinary activities *(item 1.1)* | down | 43% | to | 1,000 |
| (Loss)from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)* | down | 57% | to | (2,117) |
| (Loss) from ordinary activities after tax attributable to members (*item 1.23*) | down | 57% | to | (2,117) |
| Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*) | gain (loss) of | | | |
| Net (Loss) for the period attributable to members *(item 1.11)* | down | 57% | to | (2,117) |

| Dividends (distributions) | Amount per security | Franked amount per security |
|---|---|---|
| Final dividend *(Preliminary final report only - item 15.4)*<br>Interim dividend *(Half yearly report only - item 15.6)* | NIL | NIL |
| Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)* | NIL | NIL |

+ See chapter 19 for defined terms.

| | |
|---|---|
| +Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)* | Not Applicable |

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

## Consolidated profit and loss account

| | | Current period - $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 1.1 | Revenues from ordinary activities | 1,000 | 1,748 |
| 1.2 | Expenses from ordinary activities *(see items 1.24 + 12.5 + 12.6)* | (3,289) | (6,828) |
| 1.3 | Other revenue | 172 | 147 |
| 1.4 | Share of net profit (loss) of associates and joint venture entities *(see item 16.7)* | - | - |
| **1.5** | **Profit (loss) from ordinary activities before tax** | **(2,117)** | **(4,933)** |
| 1.6 | Income tax on ordinary activities *(see note 4)* | - | - |
| **1.7** | **Profit (loss) from ordinary activities after tax** | **(2,117)** | **(4,933)** |
| 1.8 | Profit (loss) from extraordinary items after tax *(see item 2.5)* | - | - |
| **1.9** | **Net profit (loss)** | **(2,117)** | **(4,933)** |
| 1.10 | Net profit (loss) attributable to outside +equity interests | - | - |
| **1.11** | **Net profit (loss) for the period attributable to members** | **(2,117)** | **(4,933)** |

## Consolidated retained profits

| | | | |
|---|---|---|---|
| 1.12 | Retained profits (accumulated losses) at the beginning of the financial period | (28,757) | (16,569) |
| 1.13 | Net profit (loss) attributable to members *(item 1.11)* | (2,117) | (4,933) |
| 1.14 | Net transfers to and from reserves | - | - |
| 1.15 | Net effect of changes in accounting policies | - | - |

+ See chapter 19 for defined terms.

| | | | |
|---|---|---|---|
| 1.16 | Dividends and other equity distributions paid or payable | - | - |
| **1.17** | **Retained profits (accumulated losses) at end of financial period** | **(30,874)** | **(21,502)** |

| **Profit restated to exclude amortisation of goodwill** | | Current period $A'000 | Previous corresponding period $A'000 |
|---|---|---|---|
| 1.18 | Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill | (2,117) | (4,933) |
| 1.19 | Less (plus) outside +equity interests | - | - |
| **1.20** | **Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members** | (2,117) | (4,933) |

## Profit (loss) from ordinary activities attributable to members

| | | Current period $A'000 | Previous corresponding period $A'000 |
|---|---|---|---|
| 1.21 | Profit (loss) from ordinary activities after tax (*item 1.7*) | (2,117) | (4,933) |
| 1.22 | Less (plus) outside +equity interests | | |
| **1.23** | **Profit (loss) from ordinary activities after tax, attributable to members** | **(2,117)** | **(4,933)** |

+ See chapter 19 for defined terms.

## Revenue and expenses from ordinary activities

*AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.*

| | | Current period $A'000 | Previous corresponding period $A'000 |
|---|---|---|---|
| 1.24 | Details of revenue and expenses | | |
| | Sales revenue | 1,000 | 1,748 |
| | Cost of Sales | (577) | (1,333) |
| | Gross Profit | 423 | 415 |
| | Other Revenues | 172 | 147 |
| | Distribution Expenses | (12) | (101) |
| | Marketing Expenses | (627) | (1,164) |
| | Occupancy Expenses | (60) | (100) |
| | Administrative Expenses | (672) | (792) |
| | Borrowing Costs | (116) | (45) |
| | Other Expenses | (1,225) | (3,293) |
| | Loss from Ordinary Activities Before Income Tax Expense | (2,117) | (4,933) |
| | Income Tax Expense Relating to Ordinary Activities | - | - |
| | Loss from Ordinary Activities After Related Income Tax Expense | (2,117) | (4,933) |

## Intangible and extraordinary items

| | | *Consolidated - current period* | | | |
|---|---|---|---|---|---|
| | | Before tax $A'000 (a) | Related tax $A'000 (b) | Related outside +equity interests $A'000 (c) | Amount (after tax) attributable to members $A'000 (d) |
| 2.1 | Amortisation of goodwill | | | | |
| 2.2 | Amortisation of other intangibles | 472 | - | - | 472 |
| **2.3** | **Total amortisation of intangibles** | 472 | - | - | 472 |
| 2.4 | Extraordinary items (details) | | | | |
| **2.5** | **Total extraordinary items** | | | | |

+ See chapter 19 for defined terms.

## Comparison of half year profits

*(Preliminary final report only)*

| | | Current year - $A'000 | Previous year - $A'000 |
|---|---|---|---|
| 3.1 | Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report) | Not Applicable | Not Applicable |
| 3.2 | Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year | Not Applicable | Not Applicable |

## Consolidated balance sheet

| | | At end of current period $A'000 | As shown in last annual report $A'000 | As in last half yearly report $A'000 |
|---|---|---|---|---|
| | **Current assets** | | | |
| 4.1 | Cash | 1,493 | 121 | 1,361 |
| 4.2 | Receivables | 480 | 139 | 1,433 |
| 4.3 | Investments | - | 8,520 | 25 |
| 4.4 | Inventories | 1,170 | 1,154 | 972 |
| 4.5 | Other (provide details if material) | - | - | 34 |
| **4.6** | **Total current assets** | **3,143** | **9,934** | **3,825** |
| | **Non-current assets** | | | |
| 4.7 | Receivables | - | - | - |
| 4.8 | Investments (equity accounted) | - | - | - |
| 4.9 | Other investments | - | - | 8,495 |
| 4.10 | Inventories | - | - | - |
| 4.11 | Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*) | - | - | - |
| 4.12 | Development properties (+mining entities) | - | - | - |
| 4.13 | Other property, plant and equipment (net) | 87 | 151 | 237 |
| 4.14 | Intangibles (net) | 1,574 | 2,046 | 4,037 |
| 4.15 | Other (provide details if material) | - | - | - |
| **4.16** | **Total non-current assets** | **1,661** | **2,197** | **12,769** |
| **4.17** | **Total assets** | **4,804** | **12,131** | **16,594** |
| | **Current liabilities** | | | |
| 4.18 | Payables | 605 | 2,193 | 1,128 |
| 4.19 | Interest bearing liabilities | 670 | 508 | 710 |
| 4.20 | Provisions | 175 | 8,699 | 203 |

+ See chapter 19 for defined terms.

| | | | | |
|---|---|---|---|---|
| 4.21 | Other (provide details if material) | | - | |
| **4.22** | **Total current liabilities** | **1,450** | **11,400** | **2,041** |
| | **Non-current liabilities** | | | |
| 4.23 | Payables | | - | |
| 4.24 | Interest bearing liabilities | | - | |
| 4.25 | Provisions | 35 | 35 | 8,495 |
| 4.26 | Other (provide details if material) | | | 7 |
| **4.27** | **Total non-current liabilities** | **35** | **35** | **8,502** |
| **4.28** | **Total liabilities** | **1,485** | **11,435** | **10,543** |
| **4.29** | **Net assets** | **3,319** | **696** | **6,051** |

**Consolidated balance sheet continued**

| | | | | |
|---|---|---|---|---|
| | **Equity** | | | |
| 4.30 | Capital/contributed equity | 34,183 | 29,443 | 27,543 |
| 4.31 | Reserves | 10 | 10 | 10 |
| 4.32 | Retained profits (accumulated losses) | (30,874) | (28,757) | (21,502) |
| **4.33** | **Equity attributable to members of the parent entity** | **3,319** | **696** | **6,051** |
| 4.34 | Outside +equity interests in controlled entities | - | - | - |
| **4.35** | **Total equity** | **3,319** | **696** | **6,051** |
| 4.36 | Preference capital included as part of 4.33 | - | - | - |

## Exploration and evaluation expenditure capitalised

*To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.*

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 5.1 | Opening balance | - | - |
| 5.2 | Expenditure incurred during current period | - | - |
| 5.3 | Expenditure written off during current period | - | - |
| 5.4 | Acquisitions, disposals, revaluation increments, etc. | - | - |

+ See chapter 19 for defined terms.

| | | | |
|---|---|---|---|
| 5.5 | Expenditure transferred to Development Properties | - | - |
| 5.6 | **Closing balance as shown in the consolidated balance sheet** *(item 4.11)* | - | - |

## Development properties

*(To be completed only by entities with mining interests if amounts are material)*

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 6.1 | Opening balance | - | - |
| 6.2 | Expenditure incurred during current period | - | - |
| 6.3 | Expenditure transferred from exploration and evaluation | - | - |
| 6.4 | Expenditure written off during current period | - | - |
| 6.5 | Acquisitions, disposals, revaluation increments, etc. | - | - |
| 6.6 | Expenditure transferred to mine properties | - | - |
| 6.7 | **Closing balance as shown in the consolidated balance sheet** *(item 4.12)* | - | - |

## Consolidated statement of cash flows

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| | **Cash flows related to operating activities** | | |
| 7.1 | Receipts from customers | 912 | 1,664 |
| 7.2 | Payments to suppliers and employees | (4,546) | (5,615) |
| 7.3 | Dividends received from associates | - | - |
| 7.4 | Other dividends received | - | - |
| 7.5 | Interest and other items of similar nature received | 45 | 72 |
| 7.6 | Interest and other costs of finance paid | (115) | (46) |
| 7.7 | Income taxes paid | - | - |
| 7.8 | Other income | 117 | 75 |
| **7.9** | **Net operating cash flows** | **(3,587)** | **(3,850)** |
| | **Cash flows related to investing activities** | | |
| 7.10 | Payment for purchases of property, plant and equipment | (11) | (85) |
| 7.11 | Proceeds from sale of property, plant and equipment | 10 | 5 |
| 7.12 | Payment for purchases of equity investments | - | - |

+ See chapter 19 for defined terms.

| | | | |
|---|---|---|---|
| 7.13 | Proceeds from sale of equity investments | - | - |
| 7.14 | Loans to other entities | - | - |
| 7.15 | Loans repaid by other entities | - | 94 |
| 7.16 | Other - R&D expenditure | - | (1,873) |
| **7.17** | **Net investing cash flows** | **(1)** | **(1,859)** |
| | **Cash flows related to financing activities** | | |
| 7.18 | Proceeds from issues of +securities (shares, options, etc.) | 4,798 | 5,257 |
| 7.19 | Proceeds from borrowings | 500 | - |
| 7.20 | Repayment of borrowings | (330) | - |
| 7.21 | Dividends paid | - | - |
| 7.22 | Other (provide details if material) | (8) | - |
| **7.23** | **Net financing cash flows** | **4,960** | **5,257** |
| 7.24 | **Net increase (decrease) in cash held** | **1,372** | **(452)** |
| 7.25 | Cash at beginning of period *(see Reconciliation of cash)* | 121 | 1,102 |
| 7.26 | Exchange rate adjustments to item 7.25. | | - |
| 7.27 | **Cash at end of period** *(see Reconciliation of cash)* | **1,493** | **650** |

## Non-cash financing and investing activities

*Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.*

Not Applicable

## Reconciliation of cash

| Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 8.1 | Cash on hand and at bank | 88 | 89 |
| 8.2 | Deposits at call | 1,405 | 1,272 |
| 8.3 | Bank overdraft | - | (711) |
| 8.4 | Other (provide details) | - | - |
| 8.5 | **Total cash at end of period** *(item 7.27)* | **1,493** | **650** |

+ See chapter 19 for defined terms.

| Ratios | | Current period | Previous corresponding period |
|---|---|---|---|
| 9.1 | **Profit before tax / revenue**<br>Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*) | (212)% | (282)% |
| 9.2 | **Profit after tax / +equity interests**<br>Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.9*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.33*) | (64)% | (82)% |

| Earnings per security (EPS) | | Current period | Previous corresponding period |
|---|---|---|---|
| 10.1 | Calculation of the following in accordance with *AASB 1027: Earnings per Share* | | |
| | (a) Basic EPS | (2.74) cents | (12.78) cents |
| | (b) Diluted EPS (if materially different from (a)) | Not applicable | Not Applicable |
| | (c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS | 77,302,614 | 38,603,601 |

| NTA backing *(see note 7)* | | Current period | Previous corresponding period |
|---|---|---|---|
| 11.1 | Net tangible asset backing per +ordinary security | 1.87 cents | 4.99 cents |

## Details of specific receipts/outlays, revenues/ expenses

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 12.1 | Interest revenue included in determining item 1.5 | 45 | 71 |
| 12.2 | Interest revenue included in item 12.1 but not yet received (if material) | - | - |
| 12.3 | Interest costs excluded from borrowing costs, capitalised in asset values | - | - |
| 12.4 | Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material) | - | 1,873 |

+ See chapter 19 for defined terms.

| | | | |
|---|---|---|---|
| 12.5 | Depreciation and amortisation (excluding amortisation of intangibles) | 48 | 53 |
| 12.6 | Other specific relevant items not shown in item 1.24 *(see note 15)* | | |

## Control gained over entities having material effect

| | | |
|---|---|---|
| 13.1 | Name of entity (or group of entities) | Not Applicable |
| 13.2 | Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired | Not Applicable |
| 13.3 | Date from which such profit has been calculated | Not Applicable |
| 13.4 | Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period | Not Applicable |

## Loss of control of entities having material effect

| | | |
|---|---|---|
| 14.1 | Name of entity (or group of entities) | Not Applicable |
| 14.2 | Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control | Not Applicable |
| 14.3 | Date to which the profit (loss) in item 14.2 has been calculated | Not Applicable |
| 14.4 | Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period | Not Applicable |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 14.5 | Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control | Not Applicable |

## Reports for industry and geographical segments

*Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.*

| 31 December | 2001 $'000 | 2000 $'000 |
|---|---|---|
| **Operating Revenue** | | |
| - Australia | 1,173 | 1,687 |
| - Overseas | - | 208 |
| | 1,173 | 1,895 |
| **Segment Result** | | |
| - Australia | (2,117) | (4,155) |
| - Overseas | - | (778) |
| | (2,117) | (4,933) |
| **Segment Assets** | | |
| - Australia | 4,804 | 16,115 |
| - Overseas | - | 479 |
| | 4,804 | 16,594 |

The consolidated entity operates within one business segment, being the telecommunications industry.

## Dividends (in the case of a trust, distributions)

| | | |
|---|---|---|
| 15.1 | Date the dividend (distribution) is payable | Not Applicable |
| 15.2 | +Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved) | Not Applicable |
| 15.3 | If it is a final dividend, has it been declared? *(Preliminary final report only)* | Not Applicable |

+ See chapter 19 for defined terms.

## Amount per security

| | | Amount per security | Franked amount per security at 36% tax | Amount per security of foreign source dividend |
|---|---|---|---|---|
| **15.4** | *(Preliminary final report only)* **Final dividend:** Current year | NIL | NIL | NIL |
| 15.5 | Previous year | NIL | NIL | NIL |
| **15.6** | *(Half yearly and preliminary final reports)* **Interim dividend:** Current year | NIL | NIL | NIL |
| 15.7 | Previous year | NIL | NIL | NIL |

## Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

| | | Current year | Previous year |
|---|---|---|---|
| 15.8 | +Ordinary securities | NIL | NIL |
| 15.9 | Preference +securities | NIL | NIL |

## Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 15.10 | +Ordinary securities | NIL | NIL |
| 15.11 | Preference +securities | NIL | NIL |
| 15.12 | Other equity instruments | NIL | NIL |
| **15.13** | **Total** | NIL | NIL |

The +dividend or distribution plans shown below are in operation.

Not Applicable

The last date(s) for receipt of election notices for the +dividend or distribution plans: Not Applicable

Any other disclosures in relation to dividends (distributions)

+ See chapter 19 for defined terms.

NIL

## Details of aggregate share of profits (losses) of associates and joint venture entities

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 16.1 | Profit (loss) from ordinary activities before income tax | NIL | NIL |
| 16.2 | Income tax on ordinary activities | NIL | NIL |
| **16.3** | **Profit (loss) from ordinary activities after income tax** | NIL | NIL |
| 16.4 | Extraordinary items net of tax | NIL | NIL |
| **16.5** | **Net profit (loss)** | NIL | NIL |
| 16.6 | Outside +equity interests | NIL | NIL |
| **16.7** | **Net profit (loss) attributable to members** | NIL | NIL |

## Material interests in entities which are not controlled entities

*The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").*

| *Name of entity* | Percentage of ownership interest held at end of period or date of disposal | | Contribution to net profit (loss) (*item 1.9*) | |
|---|---|---|---|---|
| | Current period | Previous corresponding period | Current period - $A'000 | Previous corresponding period- $A'000 |
| **17.1 Equity accounted associates and joint venture entities** | NIL | NIL | NIL | NIL |
| **17.2 Total** | NIL | NIL | NIL | NIL |
| 17.3 Other material interests | NIL | NIL | NIL | NIL |
| | | | | |

+ See chapter 19 for defined terms.

| | | | | |
|---|---|---|---|---|
| 17.4 Total | NIL | NIL | NIL | NIL |

## Issued and quoted securities at end of current period

*Description includes rate of interest and any redemption or conversion rights together with prices and dates.*

| | Category of +securities | Total number | Number quoted | Issue price per security (see note 14) (cents) | Amount paid up per security (see note 14) (cents) |
|---|---|---|---|---|---|
| 18.1 | **Preference +securities** *(description)* | | | | |
| 18.2 | Changes during current period<br>(a) Increases through issues<br>(b) Decreases through returns of capital, buybacks, redemptions | | | | |
| 18.3 | **+Ordinary securities** | 95,253,740 | 95,253,740 | | |
| 18.4 | Changes during current period<br>(a) Increases through issues<br>Issue of shares<br>Conversion of Notes (Secured Loan)<br><br>(b) Decreases through returns of capital, buybacks | <br><br>43,305,467<br>7,703,081 | <br><br>43,305,467<br>7,703,081 | <br><br>$0.11<br>$0.04 | <br><br>$0.11<br>$0.04 |
| 18.5 | **+Convertible debt securities** *(description and conversion factor)* | 67<br>Notes can be converted into ordinary shares in the company at 85% of the average of the last sale price of the company's shares on the ASX calculated over the previous 20 trading days | | Face Value of $10,000 each | |
| 18.6 | Changes during current period<br>(a) Increases through issues<br>(b) Decreases through securities matured, converted | <br><br>100<br>33 | | | |

+ See chapter 19 for defined terms.

| | | Total number | Number quoted | *Exercise price* | *Expiry date (if any)* |
|---|---|---|---|---|---|
| **18.7** | **Options** *(description and conversion factor)* | 100,000<br>5,000<br>110,000<br>1,100,000<br>1,460,000<br>4,700,000 | | $1.00<br>$1.05<br>$0.70<br>$0.11<br>$0.04<br>$0.11 | 30/06/04<br>30/06/04<br>01/11/04<br>15/06/02<br>27/11/05<br>31/12/03 |
| 18.8 | Issued during current period | 1,460,000<br>4,700,000 | | $0.04<br>$0.11 | 27/11/05<br>31/12/03 |
| 18.9 | Exercised during current period | | | | |
| 18.10 | Expired during current period | 259,750<br>85,000<br>149,000 | | $0.60<br>$1.00<br>$0.70 | 16/12/01<br>30/06/04<br>01/11/04 |
| **18.11** | **Debentures** *(totals only)* | | | | |
| **18.12** | **Unsecured notes** *(totals only)* | | | | |

## Comments by directors

*Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.*

### Basis of accounts preparation

*If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.* [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

During the six months ended 31 December 2001, the consolidated entity completed a reorganisation and successful capital raising program in a difficult trading environment, reflected in the reduction in sales compared to the previous corresponding period. The consolidated entity was not immune to the effects of the downturn in the telecommunications and technology sector and during the half-year continued its objective of reducing costs and improving efficiencies in order to adjust to the new operating environment.

+ See chapter 19 for defined terms.

The consolidated entity has continued to focus on building awareness and distribution channels for SOX and adding business communication solutions to the SOX platform culminating in the adoption of a new business plan in January 2002. The plan is designed to more than double the revenue recorded in the half-year ended 31 December 2001, as well as operating profitably with positive cash flow at the end of the current financial year. In addition to distributing SOX through its Reseller Channel Partners the consolidated entity has embarked on a strategy of selling direct to end-users and appointing Premium Resellers in selected markets.

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

In the period from the end of the financial period to the date of this report, the consolidated entity allotted 20,479,885 shares arising from:

1. an issue of 454,668 shares pursuant to its one-for-one non-renounceable pro-rata rights issues, raising $50,013;
2. an issue of 1,100,000 shares on exercise of options, raising $40,700; and
3. an issue of 18,925,217 shares on conversion of the remaining secured loan balance, raising $670,000.

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

Nil

Changes in accounting policies since the last annual report are disclosed as follows.
*(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)*

Nil

## Additional disclosure for trusts – Not Applicable

| | | |
|---|---|---|
| 19.1 | Number of units held by the management company or responsible entity or their related parties. | |

| | |
|---|---|
| 19.2 A statement of the fees and commissions payable to the management company or responsible entity.<br><br>Identify:<br>• initial service charges<br>• management fees<br>• other fees | |

## Annual meeting

*(Preliminary final report only)*

The annual meeting will be held as follows:

| | |
|---|---|
| Place | Not applicable |
| Date | Not applicable |
| Time | Not applicable |
| Approximate date the +annual report will be available | Not applicable |

## Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 12).

| | |
|---|---|
| Identify other standards used | NIL |

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
*(Tick one)*

| | | | |
|---|---|---|---|
| ☐ | The +accounts have been audited. | ☑ | The +accounts have been subject to review. |
| ☐ | The +accounts are in the process of being audited or subject to review. | ☐ | The +accounts have *not* yet been audited or reviewed. |

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

+ See chapter 19 for defined terms.

6 The entity has a formally constituted audit committee.

Sign here: ............................ Date: 13-3-02
Company Secretary

Print name: Rick A. Pullia

## Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated profit and loss account**

   Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance*.

   Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated balance sheet**

   **Format** The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Half-Year Accounts and Consolidated Accounts*, and *AASB 1040: Statement of Financial Position*. Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

   **Basis of revaluation** If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010:*

+ See chapter 19 for defined terms.

*Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

+ See chapter 19 for defined terms.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a directors' report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13. **Corporations Act financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Relevant Items** AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. the term "relevance" is defined in AASB 1018. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

+ See chapter 19 for defined terms.

# TENNYSON NETWORKS LIMITED

ACN 009 805 298

## HALF-YEAR REPORT
## 31 DECEMBER 2001

### Contents

# TENNYSON NETWORKS LIMITED

## Directors' Report

The Board of Directors of Tennyson Networks Limited submits its report in respect of the financial half-year ended 31 December 2001.

### Directors

The names of the directors in office during or since the end of the half-year are:

H C Parker (Chairman, appointed 6 August 2001)
R W Woss
R W Leighton (appointed 6 August 2001)
E M Barry (appointed 6 August 2001)
L A Coleman (appointed 15 October 2001)
L Ivory (resigned 6 August 2001)
W J Trenear (resigned 6 August 2001)

Unless otherwise indicated, all directors held their position as director throughout the entire half-year and up to the date of this report.

### Principal Activity

The principal activity of the consolidated entity during the financial half-year was the further development and sales and marketing of its flagship product SOX® (Smart Office eXchange).

### Results

The consolidated loss of the consolidated entity for the half-year was $2,116,990 after income tax.

### Review of Operations

During the six months ended 31 December 2001, the consolidated entity completed a reorganisation and successful capital raising program in a difficult trading environment, reflected in the reduction in sales compared to the previous corresponding period. The consolidated entity was not immune to the effects of the downturn in the telecommunications and technology sector and during the half-year continued its objective of reducing costs and improving efficiencies in order to adjust to the new operating environment.

The consolidated entity has continued to focus on building awareness and distribution channels for SOX and adding business communication solutions to the SOX platform culminating in the adoption of a new business plan in January 2002. The plan is designed to more than double the revenue recorded in the half-year ended 31 December 2001, as well as operating profitably with positive cash flow at the end of the current financial year. In addition to distributing SOX through its Reseller Channel Partners the

consolidated entity has embarked on a strategy of selling direct to end-users and appointing Premium Resellers in selected markets.

SOX is a data/voice convergence platform which provides users with a sophisticated telephone system, computer networking and access to the internet. The product integrates the voice, data, fax, voicemail and internet communications requirements of SME and branch offices.

This report has been made in accordance with a resolution of directors.

H C PARKER
Director

L A COLEMAN
Director

Melbourne,
12 March 2002

# TENNYSON NETWORKS LIMITED

## CONDENSED STATEMENT OF FINANCIAL POSITION AT 31 DECEMBER 2001

| | Consolidated December 2001 $ | June 2001 $ |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash Assets | 1,493,106 | 120,480 |
| Receivables | 479,788 | 139,326 |
| Other Financial Assets | - | 8,519,977 |
| Inventories | 1,170,429 | 1,154,419 |
| **TOTAL CURRENT ASSETS** | 3,143,323 | 9,934,202 |
| **NON-CURRENT ASSETS** | | |
| Property, Plant & Equipment | 86,448 | 150,853 |
| Intangibles | 1,574,049 | 2,045,585 |
| **TOTAL NON-CURRENT ASSETS** | 1,660,497 | 2,196,438 |
| **TOTAL ASSETS** | 4,803,820 | 12,130,640 |
| **CURRENT LIABILITIES** | | |
| Payables | 604,798 | 2,193,310 |
| Interest Bearing Liabilities | 670,000 | 507,860 |
| Other Provisions | 174,867 | 8,699,039 |
| **TOTAL CURRENT LIABILITIES** | 1,449,665 | 11,400,209 |
| **NON-CURRENT LIABILITIES** | | |
| Other Provisions | 35,163 | 34,408 |
| **TOTAL NON-CURRENT LIABILITIES** | 35,163 | 34,408 |
| **TOTAL LIABILITIES** | 1,484,828 | 11,434,617 |
| **NET ASSETS** | 3,318,992 | 696,023 |

The accompanying notes form an integral part of this Statement of Financial Position.

# TENNYSON NETWORKS LIMITED

## CONDENSED STATEMENT OF FINANCIAL POSITION AT 31 DECEMBER 2001 (continued)

| | Consolidated | |
|---|---|---|
| | December 2001 $ | June 2001 $ |
| **EQUITY** | | |
| Contributed equity | 34,183,372 | 29,443,413 |
| Reserves | 10,000 | 10,000 |
| Accumulated Losses | (30,874,380) | (28,757,390) |
| **TOTAL EQUITY** | 3,318,992 | 696,023 |

The accompanying notes form an integral part of this Statement of Financial Position.

# TENNYSON NETWORKS LIMITED

## CONDENSED STATEMENT OF FINANCIAL PERFORMANCE FOR THE HALF-YEAR ENDED 31 DECEMBER 2001

| | Consolidated December 2001 $ | Consolidated December 2000 $ |
|---|---|---|
| Sales Revenue | 1,000,383 | 1,748,499 |
| Cost of Sales | (576,899) | (1,333,203) |
| Gross Profit | 423,484 | 415,296 |
| Other Revenues | 172,222 | 146,939 |
| Distribution Expenses | (12,306) | (100,633) |
| Marketing Expenses | (626,705) | (1,163,789) |
| Occupancy Expenses | (60,420) | (100,042) |
| Administrative Expenses | (672,334) | (791,828) |
| Borrowing Costs | (115,527) | (45,796) |
| Other Expenses | (1,225,404) | (3,293,598) |
| Loss from Ordinary Activities Before Income Tax Expense | (2,116,990) | (4,933,451) |
| Income Tax Expense Relating to Ordinary Activities | - | - |
| Loss from Ordinary Activities After Related Income Tax Expense | (2,116,990) | (4,933,451) |
| Basic earnings per share - cents per share (loss) | (2.74) | (12.78) |

All potential ordinary shares, being options to acquire ordinary shares and conversion of notes into shares, are not considered dilutive as the consolidated entity incurred a loss during the half-year ended 31 December 2001.

The accompanying notes form an integral part of this Statement of Financial Performance.

# TENNYSON NETWORKS LIMITED

## CONDENSED STATEMENT OF CASH FLOWS
## FOR THE HALF-YEAR ENDED 31 DECEMBER 2001

| | Consolidated December 2001 $ | December 2000 $ |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Receipts from Customers | 912,218 | 1,664,236 |
| Payments to Suppliers and Employees | (4,545,821) | (5,615,977) |
| Interest Received | 44,722 | 71,487 |
| Other Income | 117,500 | 75,452 |
| Interest Paid | (115,527) | (45,796) |
| **NET OPERATING CASH FLOWS** | (3,586,908) | (3,850,598) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Proceeds from Share Plan Participants | - | 93,750 |
| Payments for property, plant and equipment | (10,594) | (84,642) |
| Proceeds on sale of equipment | 10,000 | 5,000 |
| Payments for research and development expenditure | - | (1,872,569) |
| **NET INVESTING CASH FLOWS** | (594) | (1,858,461) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Proceeds from issue of shares | 5,093,601 | 5,432,125 |
| Payment of share issue expenses | (295,613) | (175,000) |
| Proceeds from borrowings | 500,000 | - |
| Repayment of borrowings | (330,000) | - |
| Repayment of leases | (7,860) | - |
| **NET FINANCING CASH FLOWS** | 4,960,128 | 5,257,125 |
| **Net Increase/(Decrease) in cash held** | 1,372,626 | (451,934) |
| Cash at the beginning of the financial period | 120,480 | 1,102,243 |
| Cash at the end of the financial period | 1,493,106 | 650,309 |

The accompanying notes form an integral part of this Statement of Cash Flows.

# TENNYSON NETWORKS LIMITED

## NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

### Note 1. Basis of Preparation

These general purpose consolidated financial statements have been prepared for the half-year ended 31 December 2001 in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standard AASB 1029 – "Interim Financial Reporting" and Urgent Issues Group Consensus Views. It is recommended that this report be read in conjunction with the 30 June 2001 Annual Report and any public announcements made by Tennyson Networks Limited and its controlled entities during the half-year in accordance with the continuous disclosure obligations of the Corporations Act 2001 and the Australian Stock Exchange. The notes to the financial statements do not include all information normally contained within the notes to an annual financial report.

The accounting policies used are consistent with those applied in the 30 June 2001 Annual Report. This financial report has been prepared in accordance with the historical cost convention and do not take account of changes in either the general purchasing power of the dollar or in the prices of specific assets.

The financial statements of the consolidated entity have been prepared on the going concern basis. This basis assumes that the company will implement successfully its business plan and achieve planned levels of sales and cash flows which are not presently assured.

### Note 2. Loss from Ordinary Activities

| | Consolidated | |
|---|---|---|
| | December 2001 $ | December 2000 $ |
| **Loss from ordinary activities is after crediting the following revenues:** | | |
| Sales revenues: | | |
| Product sales | 1,000,383 | 1,748,499 |
| Other revenues: | | |
| Interest received – other persons | 44,722 | 71,487 |
| Proceeds on sale of equipment | 10,000 | - |
| Other income | 117,500 | 75,452 |
| | 172,222 | 146,939 |

# TENNYSON NETWORKS LIMITED

## NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS (continued)

### Note 2. Loss from Ordinary Activities (continued)

**Loss from ordinary activities is after charging the following expenses:**

| | | |
|---|---|---|
| Depreciation of property, plant and equipment | 48,388 | 52,521 |
| Amortisation of research and development costs | 471,536 | 1,443,385 |
| Loss on sale of equipment | 16,611 | - |

### Note 3. Accounting Policy – Research and Development Costs

The accounting policy adopted for research and development costs relating to the development of new products is deferral of those costs to future periods to the extent that future benefits are expected to equal or exceed those costs and any future costs necessary to give rise to the benefits. Such costs are amortised over future accounting periods not exceeding 3 years in order to match the costs with related benefits on the basis of future sales. In the current financial period costs incurred in development work primarily relate to improvements made in the functionality and features of existing products. Accordingly, those costs are expensed as incurred.

### Note 4. Subsequent Events

In the period from the end of the financial period to the date of this report, the consolidated entity allotted 20,479,885 shares arising from:

- an issue of 454,668 shares pursuant to its one-for-one non-renounceable pro-rata rights issues, raising $50,013;
- an issue of 1,100,000 shares on exercise of options, raising $40,700; and
- an issue of 18,925,217 shares on conversion of the remaining secured loan balance, raising $670,000.

### Note 5. Contingent Liabilities

During the year ended 30 June 2001 the Company entered into a management and service agreement with Hotlake Pty Ltd, a company associated with Mr Ronald Woss. The Company is required to provide Hotlake Pty Ltd with 6 months notice of its intention to terminate the agreement and as at 30 June 2001 the Company's potential liability under the agreement was $119,250. During the half-year ended 31 December 2001 the Company gave notice of its intention to terminate the contract. Accordingly, as at 31 December 2001 the Company's potential liability under the agreement was reduced to $59,625.

# TENNYSON NETWORKS LIMITED

## NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS (continued)

### Note 6. Segment Information

| | Consolidated December 2001 $ | Consolidated December 2000 $ |
|---|---|---|
| **Total Revenue** | | |
| - Australia | 1,172,605 | 1,687,074 |
| - Overseas | - | 208,364 |
| | 1,172,605 | 1,895,438 |
| **Segment Result** | | |
| - Australia | (2,116,990) | (4,155,243) |
| - Overseas | - | (778,208) |
| | (2,116,990) | (4,933,451) |
| **Segment Assets** | | |
| - Australia | 4,803,820 | 16,115,384 |
| - Overseas | - | 478,897 |
| | 4,803,820 | 16,594,281 |

The consolidated entity operates within one business segment, being the telecommunications industry.

# Tennyson Networks Limited

## Directors' Declaration

The directors declare that:

(a) the financial statements and associated notes comply with the accounting standards and Urgent Issues Group Consensus Views;

(b) the financial statements and notes give a true and fair view of the financial position as at 31 December 2001 and performance of the consolidated entity for the half-year then ended; and

(c) in the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This statement has been made in accordance with a resolution of the directors.

H C PARKER
Director

L A COLEMAN
Director

Melbourne
12 March 2002

ANDERSEN

**Independent Review Report**

To the members of Tennyson Networks Limited:

**Scope**

We have reviewed the financial report of Tennyson Networks Limited for the half-year ended 31 December 2001, as set out on pages 3 to 10. The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the end of the half-year or from time to time during the half-year. The company's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements and statutory requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the company to meet its obligations to lodge the financial report with the Australian Securities & Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

**Statement**

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report, as defined in the scope section, of Tennyson Networks Limited is not in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2001 and of its performance for the half-year ended on that date; and

(ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations; and

(b) other mandatory professional reporting requirements.

**Inherent uncertainty related to going concern**

Without qualification to the statement expressed above, attention is drawn to the following uncertainty.

As set out in Note 1, the financial statements of the consolidated entity have been prepared on the going concern basis. This basis assumes that the consolidated entity will implement successfully its business plan and achieve planned levels of sales and cash flows, which are presently not assured.

The financial statements take no account of the adjustments, if any, required to the carrying value of assets and liabilities should the consolidated entity be unable to continue as a going concern.

Arthur Andersen
Chartered Accountants

Partner
Melbourne
12 March 2002

# CORPORATE DIRECTORY

**Directors**

Mr Harvey Parker (Chairman)
Mr Ronald Woss (Deputy Chairman)
Mr Leigh Coleman (CEO)
Mr Edward Barry
Mr Ross Leighton

**Company Secretary**

Mr Rick Pullia (CFO)

**Registered Office**
14 Business Park Drive, Notting Hill, Victoria 3168

| | | | |
|---|---|---|---|
| **Telephone:** | International: +61 3 8558 0400 | Domestic: | 03 8558 0400 |
| **Facsimile:** | International: +61 3 8558 0497 | Domestic: | 03 8558 0497 |

Email: tny@tennyson.com.au Website: www.tennyson.com.au

**Auditors**
Arthur Andersen
Chartered Accountants
360 Elizabeth Street, Melbourne, Victoria 3000

**Stock Exchange Listing**
Tennyson Networks Ltd shares are quoted on the Australian Stock Exchange (TNY)

**Bankers**
National Australia Bank Limited
541 Blackburn Road, Mount Waverley, Victoria 3149

**Solicitors**
Freehills
101 Collins Street, Melbourne, Victoria 3000

**Share Registry**
Computershare Investor Services Pty Ltd
45 St George's Terrace, Perth, Western Australia 6000